UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)

PHARMA-BIO SERV, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

71711N 10 0

(CUSIP Number)

Elizabeth Plaza

Sardinera Beach Building

Calle Marginal Costa De Oro C-3, Suite 2

Dorado, Puerto Rico 00646

787-278-2709

(Name, Address and Telephone Number of Person

Authorized to receive Notices and Communications)

June 23, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71711N 10 0

1.	Names of Reporting Persons Elizabeth Plaza

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,853,041

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 3,853,041

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,853,041

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.7% (1)

14.	Type of Reporting Person (See Instructions) IN

(1)    Based on 23,029,215 shares of Common Stock of the Issuer outstanding at June 11, 2021, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended April 30, 2021, filed with the Securities and Exchange Commission on June 14, 2021.

This Amendment No. 5 (the “Amendment”) amends and supplements the Statement on Schedule 13D filed on July 11, 2008, and amended on August 10, 2009, January 12, 2010, February 14, 2012, and January 26, 2021 (collectively, the “Original Schedule 13D”) by Elizabeth Plaza (the “Reporting Person”) relating to the common stock, par value $0.001 per share of Pharma-Bio Serv, Inc., a Delaware corporation (the “Issuer”). Any capitalized terms used and not defined in this Amendment No. 5 have the meanings set forth in the Original Schedule 13D.

Item 2. Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

This Schedule is being filed by Elizabeth Plaza (the "Reporting Person"). The business address for the Reporting Person is Sardinera Beach Building, Calle Marginal Costa De Oro C-3, Suite 2, Dorado, Puerto Rico 00646. During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of any such laws. The Reporting Person is a U.S. citizen.

Item 5. Interest in Securities of Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)	As of June 24, 2021, the Reporting Person beneficially owns 3,853,041 shares of the Issuer’s common stock, constituting approximately 16.7% of the Issuer’s issued and outstanding common stock (based on 23,029,215 shares issued and outstanding as of June 11, 2021).

(b)	The Reporting Person has sole voting power and sole dispositive power over 3,853,041 shares of the Issuer’s common stock.

(c) On June 23, 2021, the Reporting Person sold 12,220 shares of the Issuer’s common stock at a weighted average price of $1.3189 per share. These shares were sold in multiple transactions at prices ranging from $1.25 to $1.33, inclusive. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth. On June 24, 2021, the Reporting Person sold 4,000 shares of the Issuer’s common stock at a weighted average price of $1.2675 per share. These shares were sold in multiple transactions at prices ranging from $1.25 to $1.285, inclusive. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth.

(d) and (e) Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 24, 2021	By:	/s/ Elizabeth Plaza
Elizabeth Plaza